JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

E. D. ARMSTRONG III	JENNIFER A. FICARROTTA	MICHAEL G. LITTLE	SCOTT E. SCHILTZ*
ALEKSAS A. BARAUSKAS	JOSEPH W. GAYNOR	SARAH J. MANTHEY	KIMBERLY L. SHARPE
BRUCE H. BOKOR	RYAN C. GRIFFIN	MICHAEL C. MARKHAM	WILLIAM B. SPOTTSWOOD
CHARLES A. BUFORD	MARION HALE	ZACHARY D. MESSA	JOAN M. VECCHIOLI
GUY M. BURNS	SCOTT C. ILGENFRITZ	F. WALLACE POPE, JR.	STEVEN H. WEINBERGER
KATHERINE E. COLE	FRANK R. JAKES	ROBERT V. POTTER, JR.	JOSEPH J. WEISSMAN
JONATHAN S. COLEMAN	TIMOTHY A. JOHNSON, JR.*	DARRYL R. RICHARDS	STEVEN A. WILLIAMSON
MICHAEL T. CRONIN	SHARON E. KRICK	PETER A. RIVELLINI	*OF COUNSEL
ELIZABETH J. DANIELS	ROGER A. LARSON	DENNIS G. RUPPEL
COLLEEN M. FLYNN	ANGELINA E. LIM	CHARLES A. SAMARKOS

911 CHESTNUT ST. ● CLEARWATER, FLORIDA 33756
POST OFFICE BOX 1368 ● CLEARWATER, FLORIDA  33757-1368
TELEPHONE: (727) 461-1818 ● TELECOPIER: (727) 462-0365

FILE NO. 49046.114943

July 27, 2010
VIA PDF and EDGAR
Mellissa Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VillageDOCS, Inc.
Schedule 13E-3 filed July 20, 2010
File No. 005-78287
Preliminary Proxy Statement on
Schedule 14A filed July 20, 2010
File No. 0-31395
Schedule 13D/A filed by C. Alan Williams and Joan P. Williams
File No. 005-78287
Filed December 24, 2009

Dear Ms. Duru:

Thank you for your prompt response to the Amended Preliminary Proxy Statement on Schedule 14A, filed July 20, 2010.

In response to your first comment regarding the Schedule 13E-3/A, there were no specific aggregate or per share specific going concern values considered.  We will include appropriate changes within the body of the filing.  Copies of two proposed page changes are attached.

We will amend Mr. Williams’ Schedule 13D/A in accordance with the staff’s second comment.  A proposed form is attached.  I have marked the relevant language for your review assistance.

CLEARWATER      ♦        TAMPA

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

Mellissa Duru, Esq.
July 27, 2010

Based upon the above, I am respectfully requesting that the staff clear the subject filings based upon the above understandings and allow VillageEDOCS to file a Definitive Proxy Statement on Schedule 14A without filing another Preliminary Proxy Statement immediately after the filing of Mr. Williams’ Schedule 13D/A.  The Company will include the filing parties’ acknowledgment as EDGAR correspondence simultaneously with the Definitive Schedule 14A filing.

Thank you for your consideration in this matter.  Please feel free to call me at your earliest convenience regarding the staff’s position on this request.

Very truly yours,

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP

By:	/s/ Michael T. Cronin
Michael T. Cronin

MTC/ej/533946
Enclosures
cc:       Michael A. Richard